UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Street Isabel la Católica, 8, Door 51,

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Turbo Energy, S.A. (“Turbo Energy” or the “Company”), a company organized under the laws of the Kingdom of Spain, is furnishing this Report on Form 6-K to disclose that on October 18, 2024, the Company entered into a non-exclusive Strategic Advisory Agreement (the “Agreement”) with Connection Holdings, LLC (the “Advisor” or “Connection Holdings”), a Nevada limited liability. Pursuant to the Agreement, Connection Holdings will collaborate with the Company to expand Turbo Energy’s solar energy storage business into the United States through implementation of a phased commercialization strategy involving the introduction of the Company’s SUNBOX Split Phase Series 10.0, Split Phase Hybrid Series 48V 10.0 Inverter with Back-Up Mode, Lithium Series Pro 5.1kWH Battery and related cloud-based, software-as-a-solution technology powered by Artificial Intelligence (“AI”), collectively referred to hereafter as “Turbo Energy Products.”

The term of the Agreement shall be bifurcated into two phases, with Phase 1 commencing on July 15, 2024 and continuing through February 28, 2025; and Phase 2 commencing on January 1, 2025 and terminating on December 31, 2025. However, the term of Phase 2 may be renewed every six months thereafter at the sole discretion of Turbo.

In accordance with the terms and conditions of the Agreement, Connection Holdings will be entitled to earn commissions equal to 2% of all Turbo Product net sales up to $10 million (after discounts and excluding taxes) made to customers located within the United States. In the Company’s sole discretion, commissions earned by Connection Holdings may be paid in either cash or in equity consideration equal to a number of American Depository Receipts (“ADRs”) valued at 100% of the payable commission and factored at $5.00 per ADR.

Subject to Connection Holdings achieving predetermined sales quotas and other key performance indicators as defined in the Agreement, Connection Holdings is also eligible to earn warrants in up to four tranches to purchase in aggregate up to 2.5% of the Company’s total outstanding ordinary shares, as converted to ADRs that are issued and outstanding on October 18, 2024, or up to 275,428 ADRs. The issuance of the ADRs will be made in reliance on an exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended, contained in Section 4(a)(2) thereof and Regulations D and/or S thereunder. A copy of the Form of American Depository Shares Purchase Warrant (“Purchase Warrant Agreement”) has been furnished in this report as Exhibit 4.1.

The Agreement also provides for Connection Holdings to be reimbursed for all expenses pre-approved by the Company.

On October 22, 2024, Turbo Energy issued a press release announcing that it has partnered with Connection Holdings to assist the company in introducing and gaining U.S. market share for Turbo Energy products.

The foregoing description of the Agreement and the Purchase Warrant Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of these agreements, copies of which are attached as Exhibit 10.1 and Exhibit 4.1 to and made a part of this Report on Form 6-K and is incorporated by reference herein.

The press release furnished in this report as Exhibit 99.3 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
4.1	Form of Purchase Warrant Agreement
10.1	Agreement between Turbo Energy, S.A. and Connection Holdings, LLC, dated October 18, 2024
99.1	Press Release titled “Turbo Energy Teams with Connection Holdings to Introduce All-in- One, AI-Optimized SUNBOX Home Energy Storage System to U.S. Market,” dated October 22, 2024

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: October 22, 2024	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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